Exhibit 99.1

Evogene Reports Second Quarter 2016 Financial Results

Rehovot, Israel – August 11, 2016 – Evogene Ltd. (NYSE; TASE: EVGN), a leading biotechnology company for the improvement of crop productivity and economics for the food, feed and fuel industries, announced today its financial results for the quarter and six months ended June 30, 2016.

Ofer Haviv, Evogene's President and CEO, stated: "Just three years ago Evogene’s research and development programs were almost entirely focused on one market segment of seed traits, and within this segment primarily at improving yield and a-biotic stress tolerance.  Since then, we have grown to a company that has leveraged its unique technology platform to address multiple product opportunities in three different multi-billion-dollar markets - expanding our seed traits activities to include insect control, and entering the ag-chemicals and ag-biologicals market segments."

“We are extremely pleased with the advancements and the encouraging initial results we are seeing this year in key programs within each of these three market segments, particularly in our newer areas of activity.  Some recent results and on-going activities include:

•	Positive results for a set of Evogene discovered genes demonstrating the potential to achieve yield enhancement in corn and soybean as previously reported. Genes are progressing into further testing under our collaboration with Monsanto;

•	Microbial genes identified as part of our collaboration with Marrone Bio Innovations have demonstrated toxic activity against target insects and are now progressing into further characterization tests and validation in plants;

•	Following positive results received in soybean model system in our nematode program, promising genes are now undergoing stable soybean transformation at our facilities in St. Louis and are expected to begin validation tests next year;

•	Genes showing positive results for black sigatoka resistance are currently undergoing larger scale field trials in Central America;

•	Positive initial results in our promotor discovery activity where we were able to validate that our predicted promotors led to the specific gene expression pattern;

•	The discovery and successful validation in plants of the first set of novel plant targets for herbicides which have now been incorporated into our BASF collaboration, and the on-going design of chemical libraries to inhibit these targets utilizing a unique computational based methodology;

•	Successful demonstration in lab and greenhouse of herbicidal activity for several Evogene chemical compounds, including selected compounds displaying activity against a panel of weeds, which have now progressed into additional characterization within our product development pipeline;

•	And finally, positive performance in initial model plant and corn greenhouse testing of tens of bacterial strain candidates predicted to have potential for development of ag-biologicals, a portion of which are now undergoing corn field trials."

Evogene management will be hosting a conference call today to discuss recent developments and achievements highlighting validation results achieved in several of its key product programs.  Management remarks  will be accompanied by a slide presentation, which will be available at www.evogene.com. Please see conference call and webcast details below for additional information.

Mr. Haviv concluded: "Most importantly, these impressive results, and the relatively short time frame in which they were achieved, are further testaments to the power and accuracy of the predictive capabilities provided by our science based technology platform established over the past decade and continuing to be expanded and enhanced.  This platform has been designed to be broadly applicable, and its success in doing so is now being demonstrated as we address very diverse market segments, each with its own discovery pathways, but all of which nestle on the core of our capabilities – bringing plant science and computational power together."

Financial results for the period ended June 30, 2016:

Cash position: As of June 30, 2016, Evogene had approximately $97 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $3.8 million for the six months ended June 30, 2016 and $1.9 million for the second quarter.

Revenues are largely research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products, and therefore longer term, the Company anticipates that its future revenues and profitability will largely reflect the receipt of such payments from its existing and future collaborations.

Revenues for the six months ended June 30, 2016 were $3.8 million, compared to $5.4 million for the same period in 2015. Revenues for the second quarter of 2016 were $1.8 million compared to $2.7 million for the same period in 2015. This decline reflects the net decrease in such research and development payments in accordance with the work plans being pursued under the Company's various collaboration agreements. It includes changes in the scope and type of activities undertaken by the Company as part of its yield and stress collaboration with Monsanto, where by resource intensive activities such as novel gene discovery and validation evolved to increasingly focus on optimization activities supporting Monsanto’s ongoing development activities with respect to advancing Evogene discovered genes.

Cost of revenues includes research and development expenses related to the Company’s on-going activities in support of collaboration agreements. Cost of revenues for the six months ended June 30, 2016 were $3.1 million, compared to $3.8 million, for the same period in 2015. Cost of revenues for the second quarter of 2016 were $1.6 million compared to$ 1.9 million for the same period in 2015. The net decrease primarily relates to the change in the scope and type of activities performed under the Company's collaboration with Monsanto, as noted above.

Research and development expenses for the six months ended June 30, 2016 were $7.8 million, compared to $7.2 million for the same period in 2015. Research and development expenses for the second quarter of 2016 were $4.0 million compared to $3.7 million for the same period in 2015. This increase largely relates to expansion of activities, primarily focused on the development of computational platforms as well as discovery and validation activities in our key growth engines – insect control, ag-chemicals and ag-biologicals.

Operating loss for the first half of 2016 was $9.8 million compared with $8.8 million for the same period in 2015, and $5.2 million for the second quarter of 2016 compared with $4.6 million for the second quarter of 2015.  The increase in operating loss is mainly due to the decrease in revenues discussed above, which were partially offset by the net decline in other expense categories.

Net loss for the first half of 2016 was $7.8 million compared with a net loss of $8.4 million for the same period in 2015. Net loss for second quarter of 2016 was $4.5 million compared with a net loss of $5 million in the second quarter of 2015. The decline in net loss is attributed to the increase in financing income, reflecting the company's strong cash position.

Conference call and webcast details:

Evogene management will host a conference call today at 09:30 am Eastern time, 16:30 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-866-860-9642, and participants from Israel and other countries are invited to access the call at 972-3-918-0644. The conference call will be accompanied by a presentation which will be referred to by management and will be filed with the SEC and made available on the Company's website prior to the beginning of the call. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through August 13, 2016.  US-based participants are invited to access the replay by dialing 1-877-456-0009, and participants from Israel and other countries are invited to access the replay at 972-3-925-5936. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

-xxx-
About Evogene Ltd.:

Evogene (NYSE, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key market segments: improved seed traits (addressing yield and resistance to diseases and environmental stresses); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Eyal Leibovitz, CFO
IR@evogene.com
+ 972-8-931-1900

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of June 30,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$5,533	$7,949	$10,221
Restricted cash	47	-	47
Marketable securities	74,801	78,812	71,807
Short-term bank deposits	16,561	23,228	18,603
Trade receivables	80	750	2,675
Other receivables	1,542	1,084	1,023

	98,564	111,823	104,376
LONG-TERM ASSETS:
Long-term deposits	16	24	22
Property, plant and equipment, net	7,354	8,016	8,197

	7,370	8,040	8,219

	$105,934	$119,863	$112,595

CURRENT LIABILITIES:
Trade payables	$1,364	$1,205	$1,771
Other payables	2,495	2,485	3,049
Liabilities in respect of government grants	766	553	259
Deferred revenues and other advances	820	1,248	560

	5,445	5,491	5,639

LONG-TERM LIABILITIES:
Liabilities in respect of government grants	2,614	3,145	2,880
Deferred revenues and other advances	157	845	298
Severance pay liability, net	30	28	26

	2,801	4,018	3,204
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding – 25,447,024, 25,388,938 and 25,404,362 shares at June 30, 2016 and 2015 and December 31, 2015, respectively	140	140	140
Share premium and other capital reserve	181,985	177,962	180,214
Accumulated deficit	(84,437)	(67,748)	(76,602)

	97,688	110,354	103,752

	$105,934	$119,863	$112,595

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Revenues	$3,824	$5,357	$1,808	$2,656	$11,129
Cost of revenues	3,090	3,762	1,575	1,932	8,255

Gross profit	734	1,595	233	724	2,874

Operating expenses:

Research and development, net	7,765	7,229	4,040	3,690	14,449
Business development	790	999	428	502	1,964
General and administrative	1,944	2,137	946	1,174	4,382

Total operating expenses	10,499	10,365	5,414	5,366	20,795

Operating loss	(9,765)	(8,770)	(5,181)	(4,642)	(17,921)

Financing income	2,095	1,277	761	331	2,571
Financing expenses	(165)	(866)	(43)	(639)	(1,863)

Net loss	$(7,835)	$(8,359)	$(4,463)	$(4,950)	$(17,213)

Other comprehensive income (loss):
Gain (loss) from cash flow hedges	$-	$(45)	$-	$19	$(45)
Amounts transferred to the statement of profit or loss for cash flow hedges	-	267	-	72	267

Total comprehensive loss	$(7,835)	$(8,137)	$(4,463)	$(4,859)	$(16,991)

Basic and diluted loss per share	$(0.31)	$(0.33)	$(0.18)	$(0.20)	$(0.68)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
		Unaudited
Balance as of January 1, 2016 (audited)	$140	$180,214	$(76,602)	$103,752
Net and comprehensive loss	-	-	(7,835)	(7,835)
Exercise of options	*) -	114	-	114
Share-based compensation	-	1,657	-	1,657

Balance as of June 30, 2016	$140	$181,985	$(84,437)	$97,688

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated other comprehensive loss	Accumulated deficit	Total
	Unaudited
Balance as of January 1, 2015 (audited)	$140	$175,553	$(222)	$(59,389)	$116,082
Net loss	-	-	-	(8,359)	(8,359)
Other comprehensive income	-	-	222	-	222
Exercise of options	*) -	208	-	-	208
Share-based compensation	-	2,201	-	-	2,201

Balance as of June 30, 2015	$140	$177,962	$-	$(67,748)	$110,354

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
		Unaudited
Balance as of April 1, 2016	$140	$181,170	$(79,974)	$101,336
Net and comprehensive loss	-	-	(4,463)	(4,463)
Exercise of options	*) -	29	-	29
Share-based compensation	-	786	-	786

Balance as of June 30, 2016	$140	$181,985	$(84,437)	$97,688

*) Represents an amount lower than $1

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated other comprehensive loss	Accumulated deficit	Total
	Unaudited

Balance as of April 1, 2015	$140	$176,437	$(91)	$(62,798)	$113,688
Net loss	-	-	-	(4,950)	(4,950)
Other comprehensive income	-	-	91	-	91
Exercise of options	*) -	134	-	-	134
Share-based compensation	-	1,391	-	-	1,391

Balance as of June 30, 2015	$140	$177,962	$-	$(67,748)	$110,354

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated other comprehensive loss	Accumulated deficit	Total
	Audited

Balance as of January 1, 2015	$140	$175,553	$(222)	$(59,389)	$116,082
Net loss	-	-	-	(17,213)	(17,213)
Other comprehensive income	-	-	222	-	222
Exercise of options	*) -	296	-	-	296
Share-based compensation	-	4,365	-	-	4,365

Balance as of December 31, 2015	$140	$180,214	$-	$(76,602)	$103,752

*) Represents an amount lower than $1

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(7,835)	$(8,359)	$(4,463)	$(4,950)	$(17,213)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,176	1,266	585	612	2,433
Share-based compensation	1,657	2,201	786	1,391	4,365
Net financing expenses (income)	(2,017)	(451)	(723)	240	(845)
Loss from sale of property, plant and equipment	17	-	17	-	-

	833	3,016	665	2,243	5,953
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,595	433	545	66	(1,492)
Decrease (increase) in other receivables	(477)	(312)	291	(308)	(293)
Decrease (increase) in long-term deposits	6	(3)	-	(4)	(1)
Increase (decrease) in trade payables	(241)	(400)	54	(6)	(68)
Increase (decrease) in other payables	(596)	(1,246)	160	9	(640)
Increase (decrease) in severance pay liability, net	4	(1)	4	1	(3)
Increase (decrease) in deferred revenues and other advances	119	129	-	(401)	(1,055)
Increase (decrease) in liabilities in respect of government grants	115	-	-	-	(284)

	1,525	(1,400)	1,054	(643)	(3,836)

Cash received during the period for:

Interest received	1,154	1,372	475	551	2,689

Net cash used in operating activities	(4,323)	(5,371)	(2,269)	(2,799)	(12,407)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(474)	$(849)	$(91)	$(296)	$(2,005)
Proceeds from sale of marketable securities	11,624	14,854	8,134	7,016	38,164
Purchase of marketable securities	(13,750)	(13,905)	(8,465)	(7,424)	(31,168)
Proceeds from (investment in) bank deposits, net	2,042	6,818	4,042	(42)	11,443
Decrease in restricted cash	-	1,000	-	1,000	953

Net cash provided by (used in) investing activities	(558)	7,918	3,620	254	17,387

Cash Flows from Financing Activities

Proceeds from exercise of options	114	208	29	134	296
Proceeds from government grants	258	188	150	188	167
Repayment of government grants	(199)	(233)	-	-	(418)

Net cash provided by financing activities	173	163	179	322	45

Exchange rate differences - cash and cash equivalent balances	20	26	18	106	(17)

Increase (decrease) in cash and cash equivalents	(4,688)	2,736	1,548	(2,117)	5,008

Cash and cash equivalents, beginning of the period	10,221	5,213	3,985	10,066	5,213

Cash and cash equivalents, end of the period	$5,533	$7,949	$5,533	$7,949	$10,221

Significant non-cash transactions
Acquisition of property, plant and equipment	$225	$157	$225	$157	$349